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                                                                     Exhibit 8.1

October 2, 2001



Lexington Corporate Properties Trust
Net 3 Acquisition L.P.
355 Lexington Avenue
New York, NY 10022

Net 1 L.P. and Net 2 L.P.
355 Lexington Avenue, 14th Floor
New York, NY 10022

Ladies and Gentlemen:

                  We have acted as counsel to Lexington Corporate Properties Trust, a Maryland statutory real estate investment trust (the "Company"), in connection with the Form S-4 Registration Statement (No. 333-____) filed by the Company with the Securities and Exchange Commission (the "Commission") on October 1, 2001 and the Joint Consent and Proxy Solicitation Statement/Prospectus (the "Prospectus") filed with the Commission under the Securities Act of 1933 and dated October 1, 2001 (collectively, the "Registration Statement"). In such capacity, you have requested our opinion concerning (i) the mergers of Net 1 L.P., a Delaware limited partnership, ("Net 1") and Net 2 L.P., a Delaware limited partnership, ("Net 2") into Net 3 Acquisition L.P., a Delaware limited partnership and a subsidiary of the Company, ("Net 3") for federal income tax purposes; and (ii) the qualification for federal income tax purposes of the Company as a real estate investment trust under the Internal Revenue Code of 1986, as amended, (the "Code").

                  In rendering our opinions, we have examined and relied upon the Registration Statement, the Declaration of Trust and By-Laws of the Company, the Company's federal income tax returns on Form 1120-REIT for its taxable years ending December 31, 1993, December 31, 1994, December 31, 1995, December 31, 1996, December 31, 1997, December 31, 1998 and December 31, 1999, the Agreement and Plan of Merger among Net 1, Net 3 and the Company dated as of November 13, 2000, as amended July 19, 2001, the Agreement and Plan of Merger among Net 2, Net 3 and the Company dated as of November 13, 2000, as amended July 19, 2001, as well as other documents and information we have deemed appropriate.

                  In addition, we have relied upon the factual representations of a duly appointed officer of the Company dated October 1, 2001 regarding the organization and actual and proposed operation of the Company and the factual representations of the respective general partner of each of Net 1, Net 2 and Net 3, each dated October 1, 2001 (collectively, the "Officer's Certificates").
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For purposes of our opinion, we have made such factual and legal inquiries, including examination of the documents set forth above, as we have deemed necessary or appropriate for purposes of our opinion. However, we have not made an independent investigation of the facts set forth in any of the above-referenced documents, including the Officer's Certificates. We have, consequently, relied upon your representations that the information presented in such documents or otherwise furnished to us accurately and completely describes all material facts relevant to our opinion. No facts have come to our attention, however, that would cause us to question the accuracy or completeness of such facts or documents in a material way. In addition, to the extent that any of the representations provided to us in the Officer's Certificates are with respect to matters set forth in the Code or Treasury Regulations thereunder, we have reviewed with the individuals making such representations the relevant portion of the Code and the applicable Regulations.

                  This opinion is based on the assumption that the Company has operated and will continue to be operated in the manner described in the Officer's Certificates, the Registration Statement, and the applicable organizational documents and that all terms and provisions of such documents have been and will continue to be complied with. In our examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, and the authenticity of the originals of such copies.

                  On the basis of the foregoing, and in reliance thereon, subject to the limitations, qualifications and exceptions set forth therein, it is our opinion that:

                  1. The description of law and legal conclusions contained in the Prospectus under the caption, "Federal Income Tax Considerations," is a fair and accurate summary under current law of the material United States federal income tax consequences to the limited partners of the mergers described in the Prospectus.

                  2. Commencing with its taxable year ended December 31, 1993, the Company has been organized and has operated in conformity with the requirements for qualification as a real estate investment trust pursuant to Sections 856 through 860 of the Code, and the Company's current and proposed method of operation, taking into account the anticipated mergers of Net 1 and Net 2 with and into Net 3, a subsidiary of the Company, as set forth in the Officer's Certificates, the Registration Statement and other applicable documents, will enable it to continue to meet the requirements for qualification and taxation as a real estate investment trust under the Code.

                  For a summary of the legal analysis underlying the opinions set forth in this letter, we incorporate by reference the discussion of federal income tax issues under the captions "Summary - Federal Income Tax Considerations" and "Federal Income Tax Considerations" in the Prospectus.

                  The above opinions are based on the Code, Treasury Regulations promulgated thereunder, administrative pronouncements and judicial interpretations thereof, in each case as in
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effect on the date hereof, all of which are subject to change. An opinion of counsel merely represents counsel's best judgment with respect to the probable outcome on the merits and is not binding on the Internal Revenue Service or the courts. Accordingly, there can be no assurance that the Internal Revenue Service will not take a contrary position, that the applicable law will not change, or that any such change will not have retroactive effect. We assume no obligation to advise you of any changes in our opinion subsequent to the delivery of this opinion letter. Moreover, the Company's qualification and taxation as a REIT depend upon the Company's ability to meet, on a continuing basis, through actual annual operating and other results, the various requirements under the Code with regard to, among other things, the sources of its gross income, the composition of its assets, the level of its distributions to stockholders, and the diversity of its stock ownership. Paul, Hastings, Janofsky & Walker LLP will not review the Company's compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company's operations for any one taxable year will satisfy such requirements.

                  We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and to the reference to us under the captions "Summary - Federal Income Tax Considerations" and "Federal Income Tax Considerations" in the Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under
Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

                                    Very truly yours,




                                   /s/ Paul, Hastings, Jarofsky & Walkes LLP